Exhibit 99.1

Yingli Green Energy Announces Suspension of Trading and Commencement of

NYSE Delisting Procedures; ADSs Expected to Begin Trading on the OTC Pink

Baoding, China, June 29, 2018 - Yingli Green Energy Holding Company Ltd. ("Yingli Green Energy" or "the Company") (NYSE:YGE), one of the world's leading solar panel manufacturers, today announced that following notification from the New York Stock Exchange (“NYSE”) on June 28, 2018 that the NYSE had determined to commence proceedings to delist the Company’s American Depositary Shares (ADS) as it was not in compliance with the continued listing standards set forth in Section 802.01B of the NYSE Listed Company Manual due to its failure to maintain an average global market capitalization over a consecutive 30 trading-day period of at least $50 million and its stockholders’ equity was less than $50,000,000, the Company informed the NYSE that it does not intend to appeal the delisting determination. Therefore, the NYSE suspended trading in the Company’s ADS effective immediately.

The NYSE stated that it will apply to the Securities and Exchange Commission (“SEC”) to delist the Company’s ADSs. The Company anticipates that its ADSs will begin trading on the OTC Pink on July 2, 2018, under the symbol “YGEHY”. The Company expects transition of the Company's ADSs to the OTC Pink marketplace will have no effect on the legal rights of the holders of the Company's ADSs. The Company expects the transition to the OTC Pink marketplace will not affect the Company’s normal business operations either. The Company will remain subject to the public reporting requirements of the SEC as applicable to foreign private issuers following the transition and the Company expects to continue to comply with such requirements. However, the Company plans to cease issuing quarterly earnings releases on a regular basis after the transition.

About Yingli Green Energy

Yingli Green Energy Holding Company Limited (NYSE: YGE), known as "Yingli Solar," is one of the world's leading solar panel manufacturers. Yingli Green Energy's manufacturing covers the photovoltaic value chain from ingot casting and wafering through solar cell production and solar panel assembly. Headquartered in Baoding, China, Yingli Green Energy has more than 20 regional subsidiaries and branch offices and has distributed more than 20 GW solar panels to customers worldwide. For more information, please visit www.yinglisolar.com and join the conversation on Facebook, Twitter and Weibo.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yingli Green Energy's control, which may cause Yingli Green Energy's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Yingli Green Energy's filings with the U.S. Securities and Exchange Commission. Yingli Green Energy does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact:

Eric Pan
Investor Relations
Yingli Green Energy Holding Company Limited
Tel: +86 312 8929787
E-mail: ir@yingli.com